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                                                                     EXHIBIT 8.1



October 9, 2001

Board of Directors
Catawba Valley Bancshares, Inc.
1039 Second Street, NE
Hickory, North Carolina 28601-3843

Board of Directors
First Gaston Bank of North Carolina
804 South New Hope Road
Gastonia, North Carolina 28054

Gentlemen:

You have requested the opinion of Dixon Odom PLLC ("Dixon Odom") regarding certain federal and North Carolina income tax consequences resulting from the share exchange by which Catawba Valley Bancshares, Inc. (the "Company"), a bank holding company, will become the holding company for First Gaston Bank of North Carolina (the "Bank"), a North Carolina commercial bank. Bank shareholders will receive, subject to certain limitations described in the Agreement and Plan of Share Exchange, Company Common Stock with respect to each share of their Bank Common Stock.

You have submitted for our consideration:

     -  certain representations as to the share exchange;

     - a copy of the Agreement and Plan of Share Exchange, dated June 29, 2001; and

     - a copy of the Form S-4 Registration Statement, filed with the Securities and Exchange Commission ("SEC") on August 10, 2001 (the Agreement and Plan of Share Exchange and the Form S-4 collectively being the "Documents").

We have not reviewed the legal documents necessary to effectuate the steps to be undertaken, and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Documents.

FACTS AND REPRESENTATIONS

Catawba Valley Bancshares, Inc. is a registered bank holding company organized under the laws of the State of North Carolina. The Company's authorized capital stock consists of two classes. It has authorized 9,000,000 shares of common stock, $1.00 par value, of which
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October 9, 2001
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1,644,886 shares were issued and outstanding at May 31, 2001 (the "Company
Common Stock"). It also has 1,000,000 shares of preferred stock, no par value per share, none of which were issued and outstanding at May 31, 2001. The Company has one wholly owned subsidiary, Catawba Valley Bank ("Catawba"), a North Carolina commercial bank. Catawba has one wholly owned subsidiary, Valley Financial Services, Inc., an investment services firm.

Bank is a commercial bank organized under the laws of the State of North Carolina. Its authorized capital stock consists of one class. It has authorized 20,000,000 shares of Common Stock, $5.00 par value per share, of which 1,262,350 shares were issued and outstanding at May 31, 2001 (the "Bank Common Stock").

For valid corporate business purposes, pursuant to the Agreement and Plan of Share Exchange and on the Effective Time (as that term is defined in the Agreement and Plan of Share Exchange), Company will acquire all of the stock of Bank by a share exchange. Bank will continue to operate as a wholly-owned subsidiary of Company.

The Agreement and Plan of Share Exchange provides that each Bank shareholder will receive Company Common Stock with respect to each share of his or her Bank Common Stock. Each share of Bank Common Stock will be exchanged for .8934 newly issued shares of Company Common Stock rounded to the nearest whole share. No fractional shares of Company Common Stock will be issued in connection with the share exchange. Thus, the aggregate number of Company Common Stock to be issued in connection with the share exchange shall be 1,127,783 (i.e., 1,262,350, which is the number of shares of Bank Common Stock to be exchanged for the Share Exchange consideration, times the .8934 exchange ratio).

Under Article 13 of the North Carolina Business Corporation Act, Bank shareholders will have dissenter's rights in connection with the Share Exchange. Shareholders who properly exercise their dissenter's rights will be entitled to receive a cash payment for the fair value of their shares from an escrow fund in accordance with Sections 55-13-20 through 55-13-28 of the North Carolina General Statutes. Any such payment will be in lieu of the exchange of Bank Common Stock for Company Common Stock.

The Share Exchange has been approved by the Boards of Directors of Bank and Company and is subject to the receipt of regulatory approval from the Federal Reserve Board.

In addition to the foregoing statement of facts, the following representations have been made by Company and/or Bank, as applicable, to Dixon Odom in connection with the Share Exchange. Dixon Odom has not independently verified the completeness and accuracy of any of the following representations. Dixon Odom is relying on these representations in rendering the opinion contained herein.

With respect to the Share Exchange:

  (a) The fair market value of Company Common Stock received by each shareholder of Bank will be approximately equal to the fair market value of Bank Common Stock surrendered in the exchange.

  (b) Neither Company, Bank, nor any subsidiary or related person has any plan or intention to reacquire any of Company shares issued in the Share Exchange or to acquire any share of Bank prior to the Share Exchange.
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October 9, 2001
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          For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or,
          (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

     (c) Company has no plan or intention to sell or otherwise dispose of any of the assets of Bank acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in SECTION 368(a)(2)(C). (Unless otherwise stated, all "Section" and "Treas. Reg." references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.)

     (d) Following the Share Exchange, Company will continue the historical business of Bank or use a significant portion of the historic business assets of Bank in a business.

     (e) Company, Bank, and the shareholders of Bank will pay their respective expenses, if any, incurred in connection with the Share Exchange.

     (f) There is no intercorporate indebtedness existing between Company and Bank that was issued, acquired, or will be settled at a discount.

     (g) No two parties to the Share Exchange are investment companies as defined in SECTION 368(a)(2)(F).

     (h) Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of SECTION 368(a)(3)(A).

     (i) None of the compensation received by any shareholder-employees of Bank will be separate consideration for, or allocable to, any of their shares of Bank Common Stock; none of the shares of Company Common Stock received by any shareholder-employee of Bank will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of Bank will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.
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October 9, 2001
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OPINIONS

Based solely on the Documents, the above FACTS AND REPRESENTATIONS and subject to the SCOPE OF THE OPINIONS below, it is the opinion of Dixon Odom that:

Federal Income Tax Consequences:

  (1) The Share Exchange will constitute a tax-free reorganization within the meaning of SECTION 368(a)(1)(B).

  (2) Company and Bank will each be a party to the reorganization within the meaning of SECTION 368(b).

  (3) No gain or loss will be recognized by Company upon the receipt of Bank Common Stock in exchange for Company Common Stock in the Share Exchange.
       SECTION 1032(a); TREAS. REG. SECTION 1.1032-1.

  (4) No gain or loss will be recognized by shareholders of Bank upon the receipt of solely Company Common Stock in exchange for their shares of Bank Common Stock. SECTION 354(a)(1).

  (5) The basis of a share of Company Common Stock received by a shareholder of Bank will be the same as the basis in the Bank Common Stock surrendered.
       SECTION 358(a)(1).

  (6) The holding period of a share of Company Common Stock received by a shareholder of Bank will include the shareholder's holding period of the Bank Common Stock surrendered in exchange therefore, provided that the Bank Common Stock is held as a capital asset in the hands of the shareholder of Bank on the date of the Share Exchange. SECTION 1223(1).

  (7) Bank shareholders who receive cash by exercising their dissenter's rights, will be treated as having received the cash as a distribution in redemption of their Bank Common Stock. SECTIONS 302 and 1001.

  (8) No gain or loss will be recognized by Bank upon the transfer of its stock by Bank shareholders to Company in the Share Exchange.

  (9) The basis of the stock of Bank in the hands of Company will be the same, in each instance, as the basis of such stock in the hands of Bank shareholders immediately prior to the Share Exchange. SECTION 362(b).

  (10) The holding period of the stock of Bank in the hands of Company will include, in each instance, the period during which such stock was held by Bank shareholders immediately prior to the Share Exchange. SECTION 1223(2).
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October 9, 2001
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North Carolina Income Tax Consequences:

It is our opinion that the State of North Carolina for income tax purposes will treat the Share Exchange in the same manner as treated by the Internal Revenue Service for federal income tax purposes. N.C. GEN. STAT. SS. SS.105-130.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2, 105-134.5, 105-134.6, AND 105-134.7.

In certain circumstances, North Carolina may apply a more stringent test in determining the availability of certain net economic losses (equivalent to a net operating loss) subsequent to a Share Exchange. BELLSOUTH TELECOMMUNICATIONS, INC. V. NORTH CAROLINA DEPARTMENT OF REVENUE, 485 S.E.2D 333 (N.C. CT. APP.
1997), REVIEW DENIED 492 S.E.2D 18 (N.C. SEPT. 4, 1997).

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading OPINIONS. Dixon Odom expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the North Carolina Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.


Sincerely,

/s/ Dixon Odom PLLC